SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

Commission File No. 000-51196

For the month of September 2010

AIXTRON AKTIENGESELLSCHAFT
(Translation of registrant’s name into English)

Kaiserstr. 98
52134 Herzogenrath
Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ⊠	Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ⃞	No ⊠

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

AIXTRON AG: Publication according to § 26 paragraph. 1 WpHG  with the objective of Europe-wide distribution

On September 23, 2010, Jupiter Asset Management Group Limited, London, UK has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 in connection with Sentence 2 WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

On September 23, 2010, Jupiter Asset Management Limited, London, UK  has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 of the WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

On September 23, 2010, Comasman Limited, London, UK  has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 in connection with Sentence 2 WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

On September 23, 2010, Jupiter Investment Management Group Limited, London, UK  has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 in connection with Sentence 2 WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

On September 23, 2010, Jupiter Fund Management Plc, London, UK  has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 in connection with Sentence 2 WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

On September 23, 2010, Jupiter Fund Management Group Limited, London, UK has informed us according to Article 21, Section 1 of the WpHG that via shares its Voting Rights on AIXTRON AG, Herzogenrath, Germany, ISIN: DE000A0WMPJ6, WKN: A0WMPJ, have exceeded the 3% limit of the Voting Rights on September 23, 2010 and on that day amounted to 3.187% (this corresponds to 3221300 Voting Rights).

According to Article 22, Section 1, Sentence 1, No. 6 in connection with Sentence 2 WpHG, 3.187% of the Voting Rights (this corresponds to 3221300 Voting Rights) is to be attributed to the company. Furthermore, 1.912% of the Voting Rights is also to be attributed to the company according to Article 22, Section 1, Sentence 1, No. 1 of the WpHG (this corresponds to 1932266 Voting Rights).

Contact:

Investor Relations and Corporate Communications
AIXTRON AG, Kaiserstr. 98, 52134 Herzogenrath, Deutschland
Phone: +49 241 8909 444, Fax: +49 241 8909 445, invest@aixtron.com
www.aixtron.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

AIXTRON AG

Date:	September 27, 2010	By:	/s/ Paul Hyland
		Name:	Paul Hyland
		Title:	President and CEO

		By:	/s/ Wolfgang Breme
		Name:	Wolfgang Breme
		Title:	CFO